Exhibit 99.1

Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	Listed Company	NIRE 35300010230

Convening Notice

ANNUAL AND EXTRAORDINARY STOCKHOLDERS’ MEETINGS

The Stockholders of ITAÚ UNIBANCO HOLDING S.A. are hereby invited by the Board of Directors to the Company’s Annual and Extraordinary Stockholders’ Meeting to be held on April 19, 2017 at 3:00 p.m., at the Auditorium of the Centro Empresarial Itaú Unibanco, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Piso Guajuviras, in the City and state of São Paulo, with the purpose to:

I- In the Annual Stockholders’ Meeting

1. take cognizance of the Management Report and the Report of Independent Auditors, the Opinion of the Fiscal Council, and the Summary of the Reports of the Audit Committee and to examine, for resolution, the Financial Statements for the fiscal year ended December 31, 2016;

2. resolve on the allocation of net income for the year;

3. define the number of members that will comprise the Board of Directors and elect the members of the Board of Directors and the Fiscal Council for the next term of office. Pursuant to CVM Instructions No. 165/91 and 282/98, in order to require the adoption of a multiple voting process for electing members of the Company’s Board of Directors, Stockholder applicants should represent at least five percent (5%) of the voting capital; and

4. resolve on the amount to be allocated for compensation of the members of the Board of Directors and the Board of Executive Officers, as well as the compensation of the Fiscal Council members.

II- In the Extraordinary Stockholders’ Meeting

1. formalize and ratify the Stock Grant Plan, in order to consolidate the general rules in connection with long-term incentive programs that involve the granting of shares to management members and employees of the Company and its direct and indirect subsidiaries, pursuant to CVM Instruction No. 567/15;

2. amend the Bylawys, as follows: (a) in item 3.4, insert a reference to the Stock Grant Plan; (b) in Article 6, create the positions of Co-Chairmen, by adjusting the wording on composition, competency, absence, and restrictions, choice processes and substitution of Chairman and Co-Chairmen, and on convening of Board of Directors’ meetings, and also providing for the possibility of members of the Board of Directors participating in meetings via telephone call, video conference, video presence, email or any other communication means; and (c) in Article 10, head provision, and item 10.1, update the reference to a statutory provision that was renumbered (item 6.7 to item 6.8) and improve the wording of a provision concerning the representation of the Company; and

3. consolidate the Bylaws, with the amendments mentioned in the aforementioned item “2”.

The full description of the matters proposed, as well as their justification, may be found in the General Stockholders Meetings’ Manual.

The documents to be examined in the meetings are at the disposal of Stockholders on the Company’s investor relations website (www.itau-unibanco.com.br/investor-relations), as well as on the website of the Brazilian Securities and Exchange Commission - CVM (www.cvm.gov.br) and BM&FBOVESPA(www.bmfbovespa.com.br). Stockholders may also request a copy of said documents by e-mail investor.relations@itau-unibanco.com.br.

In order to exercise their rights, Stockholders must attend the General Meetings bearing their identity document.

CONVENING NOTICE - ANNUAL AND EXTRAORDINARY STOCKHOLDERS’ MEETINGS
OF ITAÚ UNIBANCO HOLDING S.A. OF APRIL 19, 2017	PAGE. 2

Stockholders may be represented in General Meetings by an attorney-in-fact pursuant to Article 126 of Law 6,404/76, conditional on the attorney-in-fact bearing an identity document and the following documents substantiating the validity of his/her power of attorney (we request that any documents issued abroad should be consularized or attached an apostille and have the respective sworn translation). We clarify that the Legal Entity Stockholder’s representative does not need to be a Stockholder, a member of the Company´s management or a lawyer.

a) Corporate Entities in Brazil: notarized copy of the articles of association/bylaws of the represented corporate entity, proof of election of management members and the corresponding power of attorney with signature notarized by a notary’s office;

b) Individuals in Brazil: a power of attorney with signature notarized by a public notary’s office.

In order to facilitate the works at the Meeting, the Company recommends that Stockholders represented by attorneys-in-fact send a copy of the documents listed above by mail or messenger up to 12:00 a.m. of April 17, 2017 to:

Itaú Unibanco - Gerência Paralegal de Assuntos Corporativos

Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, Piso Metrô

Parque Jabaquara, São Paulo (SP) - CEP 04344-902

or email to drinvest@itau-unibanco.com.br. (in this case, the Stockholder must bring the physical copy of the document to the Meeting.)

To encourage Stockholders´ participation at the Stockholders’ Meeting, the Company has implemented a remote voting system in conformity with CVM Instruction 481/09, as amended by CVM Instruction 561/15, enabling Stockholders to send remote voting forms (i) directly to the Company, or (ii) to their respective custody agents, in case shares are deposited at a central depository, or (iii) to Itaú Corretora de Valores S.A., the financial institution hired by the Company for providing bookkeeping services, in accordance with the procedures described in the Stockholders’ Meeting Manual.

In order to organize entry to the Meeting, admission of Stockholders to the Company’s head office will be permitted from 2:00 p.m. onward.

São Paulo (SP), March 17, 2017.

MARCELO KOPEL

Investor Relations Officer